

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 27, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Parabellum Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock and three-quarters of one Redeemable Warrant

- Shares of Class A Common Stock, par value $0.0001 per share, included as part of the Units

- Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share

Sincerely,